SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                          (Amendment No. __)

                   SHELLS SEAFOOD RESTAURANTS, INC.
                           (Name of Issuer)

                  Common Stock, $.01 par value per share
                  (Title of Class of Securities)

                             822809 10 9
                           (CUSIP Number)

                         Frederick R. Adler
                 Intangible Asset Management Trust
                  c/o Susan R. Chapman, Trustee
                       175 East 64th Street
                    New York, New York  10021
                         (212) 517-3831
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

                               SCHEDULE 13D
CUSIP No. 822809 10 9

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   (a)     Frederick R. Adler Intangible Asset Management Trust

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3. SEC USE ONLY

4. SOURCE OF FUNDS
   PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO
   ITEMS 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
   (a)     USA

NUMBER         7.  SOLE VOTING POWER
OF                 (a)    1,109,726


SHARES         8.  SHARED VOTING POWER
BENEFICIALLY       (a)    -0-


OWNED BY       9.  SOLE DISPOSITIVE POWER
EACH               (a)    1,109,726


REPORTING      10. SHARED DISPOSITIVE POWER
PERSON WITH        (a)    -0-


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                   (a)    1,109,726

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   (a)    24.3%

14.    TYPE OF REPORTING PERSON
                   (a)    00

                               SCHEDULE 13D
CUSIP No. 822809 10 9

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   (a)     Susan R. Chapman, Trustee

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3. SEC USE ONLY

4. SOURCE OF FUNDS
   PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO
   ITEMS 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   (a)     USA

NUMBER         7.  SOLE VOTING POWER
OF
                   (a)    1,109,726

SHARES         8.  SHARED VOTING POWER
BENEFICIALLY
                   (a)    -0-

OWNED BY       9.  SOLE DISPOSITIVE POWER
EACH
                   (a)    1,109,726

REPORTING      10. SHARED DISPOSITIVE POWER
PERSON WITH
                   (a)    -0-

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                   (a)    1,109,726

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   (a)    24.3%

14.    TYPE OF REPORTING PERSON

                   (a)    IN

This report on Schedule 13D is being filed by the Frederick R. Adler Intangible Asset Management Trust (the "Trust") and Susan R. Chapman, Trustee (together with the Trust, the "Reporting Persons") to reflect the transfer by Frederick R. Adler, a director of the Company, to the Trust of (i) 759,726 shares of common stock, par value $.01 per share (the "Common Stock"), of Shells Seafood Restaurants, Inc.; (ii) warrants to purchase 175,000 shares of Common Stock at an exercise price of $3.15 per share at any time up to and including December 31, 1999; (iii) warrants to purchase 100,000 shares of Common Stock at an exercise price of $3.50 per share at any time up to and including September 19, 2000; and (iv) warrants to purchase 75,000 shares of Common Stock at an exercise price of $3.50 per share at any time up to and including February 29, 2001.

Item 1.   SECURITY AND ISSUER

     This Schedule 13D ("Schedule 13D") relates to the Common Stock, $.01 par value per share, of Shells Seafood Restaurants, Inc. (the "Company"), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 16313 N. Dale Mabry Highway, Suite 100, Tampa, Florida 33618.


Item 2.   IDENTITY AND BACKGROUND

     This Statement is filed by The Frederick R. Adler Intangible Asset Management Trust and Susan R. Chapman, Trustee, both having their principal address at c/o Susan R. Chapman, Trustee, 175 East 64th Street, New York, New York 10021.

     Neither of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Trust is governed by the laws of the State of Florida, even though Florida is not the situs of the Trust. Susan R. Chapman is a citizen of the United States of America.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All the shares of Common Stock and the warrants to purchase 350,000 shares of Common Stock beneficially owned by the Reporting Persons (collectively, the "Shares") were acquired by the Trust solely as a result of a gift transfer by Frederick R. Adler to the Trust.


Item 4.   PURPOSE OF TRANSACTION

     All the Shares beneficially owned by the Reporting Persons were acquired by the Trust solely as a result of a gift transfer by Frederick R. Adler to the Trust. Mr. Adler, a director of the Company, transferred the shares to the Trust on December 29, 1997. Susan R. Chapman is Trustee of the Trust.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons beneficially own an aggregate of 759,726 shares of Common Stock and warrants to purchase 350,000 shares of Common Stock, representing approximately 24.3% of the outstanding shares of Common Stock.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

     (c) No transactions in the Common Stock were effected by the Reporting Persons during the past 60 days except:

          On December 29, 1997, Frederick R. Adler transferred 759,726 shares of Common Stock and warrants to purchase 350,000 shares of Common Stock to the Trust. No consideration was paid with respect to such transfer.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER.

     All the Shares beneficially owned by the Reporting Persons were acquired by the Trust solely as a result of a gift transfer by Frederick R. Adler to the Trust. Susan R. Chapman is Trustee of the Trust and has voting power and investment power over the Shares.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Frederick R. Adler
                              Intangible Asset Management Trust


                         By:  /s/ Susan R. Chapman
                              Susan R. Chapman, Individually and as Trustee of the Frederick R. Adler Intangible Asset Management Trust



Date:     January 9, 1998